UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

EXFO, Inc.
(Name of Issuer)

Subordinate Voting Shares, no par value
(Title of Class of Securities)

302046 10 7
(CUSIP Number)

Germain Lamonde
400 Godin Avenue
Québec City, Québec
G1M 2K2, Canada
+1 418 683-0211
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON Germain Lamonde
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 57,463,245 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 57,463,245 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,463,245 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Represents 25,820,245 Subordinate Voting Shares held of record by 11172239 Canada Inc. and 31,643,000 Subordinate Voting Shares that would result in the event that all of the Multiple Voting Shares held of record by 11172239 Canada Inc. were exchanged for Subordinate Voting Shares on a one-for-one basis.

(2)	Based on 57,463,245 Subordinate Voting Shares, the sum of (a) 25,820,245 Subordinate Voting Shares issued and outstanding as of July 15, 2021, as reported in the Company’s Proxy Circular which is attached as Exhibit (a)(2)(i) to the Schedule 13E-3 submitted to the SEC on July 16, 2021 and are held directly by 11172239 Canada Inc. and (b) 31,643,000 Subordinate Voting Shares that would result in the event that all of the Multiple Voting Shares beneficially owned by 11172239 Canada Inc. were exchanged for Subordinate Voting Shares on a one-for-one basis.

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON 11172239 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 57,463,245 (3)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 57,463,245 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,463,245 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0% (4)
14	TYPE OF REPORTING PERSON CO

(3)	Represents 25,820,245 Subordinate Voting Shares held of record by 11172239 Canada Inc. and 31,643,000 Subordinate Voting Shares that would result in the event that all of the Multiple Voting Shares held of record by 11172239 Canada Inc. were exchanged for Subordinate Voting Shares on a one-for-one basis.
(4)	Based on 57,463,245 Subordinate Voting Shares, the sum of (a) 25,820,245 Subordinate Voting Shares issued and outstanding as of July 15, 2021, as reported in the Company’s Proxy Circular which is attached as Exhibit (a)(2)(i) to the Schedule 13E-3 submitted to the SEC on July 16, 2021 and are held directly by 11172239 Canada Inc. and (b) 31,643,000 Subordinate Voting Shares that would result in the event that all of the Multiple Voting Shares beneficially owned by 11172239 Canada Inc. were exchanged for Subordinate Voting Shares on a one-for-one basis.

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON 9356-8988 Québec Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON G. Lamonde Investissements Financiers Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 57,463,245 (5)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 57,463,245 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,463,245 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0% (6)
14	TYPE OF REPORTING PERSON CO

(5)	Represents 25,820,245 Subordinate Voting Shares held of record by 11172239 Canada Inc. and 31,643,000 Subordinate Voting Shares that would result in the event that all of the Multiple Voting Shares held of record by 11172239 Canada Inc. were exchanged for Subordinate Voting Shares on a one-for-one basis.
(6)	Based on 57,463,245 Subordinate Voting Shares, the sum of (a) 25,820,245 Subordinate Voting Shares issued and outstanding as of July 15, 2021, as reported in the Company’s Proxy Circular which is attached as Exhibit (a)(2)(i) to the Schedule 13E-3 submitted to the SEC on July 16, 2021 and are held directly by 11172239 Canada Inc. and (b) 31,643,000 Subordinate Voting Shares that would result in the event that all of the Multiple Voting Shares beneficially owned by 11172239 Canada Inc. were exchanged for Subordinate Voting Shares on a one-for-one basis.

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON Philippe Morin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 7 of 12

 Item 1.    Security and Issuer.

This Amendment No. 2 to Schedule 13D (as so amended, the “Statement”) is being filed to amend the Statement as originally filed with the Securities and Exchange Commission on July 22, 2021, as amended by Amendment No. 1 dated August 11, 2021 and relates to the subordinate voting shares, no par value (the “Subordinate Voting Shares”) of EXFO, Inc., a Canadian corporation (the “Company”), whose principal executive offices are located at 400 Godin Avenue, Québec City, Québec, G1M 2K2, Canada.

This Amendment No. 2 is being filed in connection with the completion on August 27, 2021 (the “Closing Date”) of the previously announced plan of arrangement (the “Arrangement”) contemplated by the arrangement agreement, dated June 7, 2021 and amended on July 6, 2021 and further amended on July 12, 2021 and August 9, 2021 (the “Arrangement Agreement”), among the Company, 11172239 Canada Inc., a Canadian company (the "Purchaser") and G. Lamonde Investisssements Financiers Inc. (“GLIF”).

On the Closing Date, pursuant to the Arrangement, the Purchaser acquired all the issued and outstanding Subordinate Voting Shares of the Company, other than the Subordinate Voting Shares held by the Reporting Persons, for $6.25 per Subordinate Voting Share in cash. In connection with the closing of the Arrangement, Mr. Lamonde became the beneficial owner of 0.46% of the issued and outstanding common shares of the Purchaser (the “Common Shares”), GLIF became the beneficial owner of 91.40% of the Common Shares, 9356-8988 Québec Inc. became the beneficial owner of 6.15% of the Common Shares and Mr. Morin became the beneficial owner of 1.99% of the Common Shares. As a result of the Arrangement, neither 9356-8988 Québec Inc. nor Mr. Morin beneficially own any Subordinate Voting Shares or Multiple Voting Shares of the Company.

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 8 of 12

Item 2.    Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)-(c), (f) This Statement is being filed by:

(i)	Germain Lamonde, a citizen of Canada (“Mr. Lamonde”);

(ii)	11172239 Canada Inc., a Canadian company (the “Purchaser”)

(iii)	9356-8988 Québec Inc., a Canadian company (“9356-8988 Québec”);

(iv)	G. Lamonde Investissements Financiers Inc., a Canadian company (“GLIF”); and

(v)	Philippe Morin, a citizen of Canada (“Mr. Morin”).

Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.” Mr. Lamonde controls 9356-8988 Québec and GLIF, and is the sole director and officer of each. Mr. Lamonde, 9356-8988 Québec and GLIF are referred to collectively as the “Lamonde Reporting Persons”. GLIF controls the Purchaser and Mr. Lamonde is the sole director and officer of the Purchaser.

The business address of each of the Lamonde Reporting Persons and the Purchaser is 400 Godin Avenue, Québec City, Québec, G1M 2K2, Canada. The business address of Mr. Morin is 2500 Alfred Nobel Boulevard, Saint-Laurent, Québec, H4S 0A4, Canada.

The principal occupation of Mr. Lamonde is as a director of the Company. The address of the Company is 400 Godin Avenue, Québec City, Québec, G1M 2K2, Canada.

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 9 of 12

(d)-(e) None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The information set forth in Item 1 above and Item 4 below is hereby incorporated by reference in this Item 3.

Item 4.    Purpose of Transaction.

Item 4 is hereby supplemented to include the information set forth in Item 1 of this Statement.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The percentages used for the Reporting Persons are calculated using a denominator of 57,463,245, the sum of (a) 25,820,245 Subordinate Voting Shares issued and outstanding as of July 15, 2021, as reported in the Company’s Proxy Circular which is attached as Exhibit (a)(2)(i) to the Schedule 13E-3 submitted to the SEC on July 16, 2021 and (b) 31,643,000 Subordinate Voting Shares that would result in the event that the Multiple Voting Shares beneficially owned by the Purchaser were exchanged for Subordinate Voting Shares on a one-for-one basis.

As a result of the Closing, the Reporting Persons may be deemed to be members of a “group” pursuant to Section 13(d) of the Exchange Act. However, Mr. Morin expressly disclaims beneficial ownership of the Subordinate Voting Shares and Multiple Voting Shares beneficially owned by the Purchaser and the Lamonde Reporting Persons. Neither the filing of this Statement nor any of its contents shall be deemed an admission that Mr. Morin beneficially owns any of the Subordinate Voting Shares or Multiple Voting Shares that are beneficially owned by the Purchaser or the Lamonde Reporting Persons.

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 10 of 12

(c)  Except as set forth in this Item 5(c), Item 3, or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Subordinate Voting Shares during the past 60 days.

(d)  No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and restated as follows:

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Please see Item 5(a), which is hereby incorporated by reference.

The previously disclosed trust agreement, dated July 6, 2000, between Germain Lamonde, GEXFO Investissements Technologiques Inc., G. Lamonde Investisssements Financiers Inc., Fiducie Germain Lamonde, EXFO Electro-Optical Engineering Inc. and CIBC Mellon Trust Company was terminated on August 27, 2021 in connection with the Closing.

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 11 of 12

The Reporting Persons entered into a Joint Acquisition Statement on August 31, 2021 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.

Exhibit 99.1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act.

Exhibit 99.2	Arrangement Agreement, dated June 7, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc. (incorporated by reference to EXFO, Inc.’s report on Form 6-K submitted to the SEC on June 10, 2021).

Exhibit 99.3	Amending Agreement, dated July 6, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc. (incorporated by reference to EXFO, Inc.’s report on Form 6-K submitted to the SEC on July 7, 2021).

Exhibit 99.4	Second Amending Agreement, dated July 12, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc. (incorporated by reference to EXFO, Inc.’s Schedule 13E-3 submitted to the SEC on July 16, 2021).

Exhibit 99.5	Third Amending Agreement, dated August 9, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc. (incorporated by reference to EXFO, Inc.’s report on Form 6-K submitted to the SEC on August 11, 2021).

Exhibit 99.6	Support and Voting Agreement, dated June 7, 2021, between Germain Lamonde and EXFO, Inc. (incorporated by reference to EXFO, Inc.’s Schedule 13E-3 submitted to the SEC on July 16, 2021).

Exhibit 99.7	Support and Voting Agreement, dated June 7, 2021, between Philippe Morin and EXFO, Inc. (incorporated by reference to EXFO, Inc.’s Schedule 13E-3 submitted to the SEC on July 16, 2021).

Exhibit 99.8	Support and Voting Agreement, dated June 7, 2021, between 9356-8988 Québec Inc. and EXFO, Inc. (incorporated by reference to EXFO, Inc.’s Schedule 13E-3 submitted to the SEC on July 16, 2021).

Exhibit 99.9	Support and Voting Agreement, dated June 7, 2021, between G. Lamonde Investissements Financiers Inc. and EXFO, Inc. (incorporated by reference to EXFO, Inc.’s Schedule 13E-3 submitted to the SEC on July 16, 2021).

Exhibit 99.10	Commitment Letter, dated June 4, 2021, by and between National Bank of Canada and 11172239 Canada Inc. (incorporated by reference to EXFO, Inc.’s Schedule 13E-3 submitted to the SEC on July 16, 2021).
Exhibit 99.11

Translation of the Commitment Letter, dated June 4, 2021, by and between Investissement Québec and 11172239 Canada Inc. (incorporated by reference to EXFO, Inc.’s Schedule 13E-3 submitted to the SEC on July 16, 2021).

CUSIP No. 302046 10 7	SCHEDULE 13D	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2021.

G. LAMONDE INVESTISSEMENTS FINANCIERS INC.

By:	/s/ Germain Lamonde
	Name:	Germain Lamonde
	Title:	President

11172239 CANADA INC.

By:	/s/ Germain Lamonde
	Name:	Germain Lamonde
	Title:	President

9356-8988 QUÉBEC INC.

By:	/s/ Germain Lamonde
	Name:	Germain Lamonde
	Title:	President

By:	/s/ Germain Lamonde
	Name:	Germain Lamonde

By:	/s/ Philippe Morin
	Name:	Philippe Morin